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Bagel Kitchen

Bagel Shop

2228 Wealthy St. SE
Grand Rapids, MI 49506
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Investment Opportunity
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $30,000 invested.
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THE PITCH
Bagel Kitchen is seeking investment to open a second location.
Adding A Location
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Meet Bagel Kitchen

During a three week RV trip from Iowa to Alaska in May of 2015, we reconnected with younger versions of ourselves - the dreamers, the entrepreneurs, the wanderlusters. We yearned for adventure, more freedom, and a simpler, more authentic existence that gave us more quality time together. One year later, we left our jobs, rented our house, sold most of our belongings and took a huge risk in order to have the adventure of a lifetime and reinvent ourselves.

Marc always enjoyed baking bread. As a science teacher, he liked the chemistry of baking. After settling into our new home in Costa Rica, Marc's baking continued and he started experimenting with bagel recipes to fill a gap in the expat community. It wasn't long before the kitchen experiments turned into a tiny business, providing bagels to friends. Then, it became more than friends and the Bagel Kitchen Costa Rica was born. Due to the global pandemic and the impact it had on tourism and ultimately the business, we closed the Costa Rica business in Feb 2021.

 In the Fall of 2020, we began servicing the EGR community by making bagels under the Cottage Law from our home. The demand grew and it became clear we had an opportunity to serve the community on a larger scale, so in August 2021, we opened a physical location at 2228 Wealthy Street and started to conceptualize the first Bagel Kitchen in Grand Rapids.

Our Mission

To inspire a conscientious lifestyle one bagel at a time by creating experiences, partnerships and employment that challenge people to embrace environmental sustainability and the importance of giving back to their community.

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OUR OFFERINGS

We offer a variety of authentic, boiled and hand-rolled bagels along with bagel sandwiches and a strong beverage menu. We also offer catering.

Customer service is a core value and we are dedicated to delivering exceptional experiences.
We consider our environmental impacts with every decision.
We aim to bring our community together through great foot.
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THE OPPORTUNITY: BAGEL KITCHEN WEST

We are targeting a late fall opening of our new location in West Grand Rapids. This location will be the central/distribution kitchen, consolidating production. This is an up-and-coming area with several new multi unit developments in progress and foot traffic 81% higher than our East Grand Rapids location.

In this larger space, we'll form all bagels, boil and bake all bagels, and prep eggs, bacon, flavored cream cheeses, granola, soups, and flavored syrups
The Gaslight location will receive daily deliveries of fresh baked bagels, order all other products from central/distribution kitchen at cost, and pay a stipend towards baker's salaries
Staff will float between the two locations
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$11
Average Ticket Size
91
Average Daily Customers
$780,000
Projected Annual Revenue
1,100
Social Media Followers
2021
Founded
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THE TEAM
Marc & Shannon Schulz
Founders
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Order Online
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PRESS
Bagel shop plans second location on Grand Rapids' west side

After two years in East Grand Rapids' Gaslight Village, Bagel Kitchen LLC's owners plan to add a second location on Grand Rapids' west side, where they hope later this year to double production and increase catering capabilities.

Michigan's Best Local Eats: New bagel shop opens in East Grand Rapids

Bagel Kitchen prides itself on offering high quality bagels and bagel sandwiches at an affordable price.

Brooklyn-style bodega in GR - Grand Rapids Magazine

Bagels are seemingly all the rage nowadays in Grand Rapids.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout Electrical $22,000
General equipment $2,950
Hood vent $31,000
Mainvest Compensation $4,050
Total $60,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $425,000 $476,000 $533,120 $597,094 $656,803
Cost of Goods Sold $127,500 $142,800 $159,936 $179,128 $197,040
Gross Profit $297,500 $333,200 $373,184 $417,966 $459,763

EXPENSES

Operating Expenses $233,750 $239,593 $245,582 $251,721 $258,014
Management Fees $63,750 $65,343 $66,976 $68,650 $70,366

Operating Profit $0 $28,264 $60,626 $97,595 $131,383

This information is provided by Bagel Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

$60,000

TARGET

$100,000

MAXIMUM

This investment round closes on December 8th, 2023. 0 people have invested so far.

Summary of Terms

Legal Business Name Bagel Kitchen LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1%-1.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Historical milestones

Bagel Kitchen has been operating since August of 2021 and has since achieved the following milestones:

Opened first location in East Grand Rapids, MI.

Achieved revenue of 326000 from Oct 1 2021, to Sept 30, 2022, which then grew to $365000 from Oct 1, 2022 to Sept 30, 2023.

Had Cost of Goods Sold at an average of 22% of gross sales during the last two year period.

Achieved 85% total expenses to gross sales during the most recent quarter (Jul - Sep '23)

Secured lease for second location at 450 Leonard NW, build-out has begun

, Grand Rapids, MI Forecasted milestones

Bagel Kitchen forecasts the following milestones:

Target date for opening second location is Between Dec 1,2023 and January 5th, 2023

Hire for the following positions by November 1st, 2023: Assistant General Manager, Front of House Team Member

Hire for the following positions by November 15th, 2023: a 3rd Baker, a second Front of House Team Member, a delivery person

Achieve 800,000 revenue per year by Dec 2024.

Achieve 896000 profit per year by Dec 2025, representing a 12% growth in a new market.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bagel Kitchen's fundraising. However, Bagel Kitchen may require additional funds from alternate sources at a later date.

Other challenges

Bagel Kitchen has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Employment cost were higher than expected during Quarter 1&2 of 2023, we had hired extra team members with expectations of opening our second location in May of 2023. We have since achieved our labor cost target of 35% of gross sales.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bagel Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bagel Kitchen operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bagel Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bagel Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Bagel Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bagel Kitchen's management or vote on and/or influence any managerial decisions regarding Bagel Kitchen. Furthermore, if the founders or other key personnel of Bagel Kitchen were to leave Bagel Kitchen or become unable to work, Bagel Kitchen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bagel Kitchen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bagel Kitchen is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bagel Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bagel Kitchen is unable to

obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bagel Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bagel Kitchen's financial performance or ability to continue to operate. In the event Bagel Kitchen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bagel Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bagel Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bagel Kitchen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bagel Kitchen will carry some insurance, Bagel Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bagel Kitchen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bagel Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bagel Kitchen's management will coincide: you both want Bagel Kitchen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bagel Kitchen to act conservative to make sure they are best equipped to repay the Note obligations, while Bagel Kitchen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bagel Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bagel Kitchen or management), which is responsible for monitoring Bagel Kitchen's compliance with the law. Bagel Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bagel Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bagel Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bagel Kitchen, and the revenue of Bagel Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bagel Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future

This information is provided by Bagel Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

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